UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

YACHT FINDERS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

U98424 10 1
(CUSIP Number)

Fountainhead Capital Management Limited
1 Portman House, Hue Street
St. Helier, Jersey, Channel Islands JE4 5RP
+44 (0)1534 630112
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fountainhead Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,350,500 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,350,500 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,350,500(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.68%
14.	TYPE OF REPORTING PERSON CO

Notes:
(1) These holdings are comprised of (i) 4,250,000 shares restricted common stock and (ii) 100,500 shares unrestricted common stock.

Item 1. Security and Issuer

The name of the issuer is Yacht Finders, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 122 Ocean Park Blvd. Suite 307, Santa Monica, CA 90405. This statement relates to the Company’s common stock, $0.0001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Fountainhead Capital Management Limited, a Jersey corporation which has its principal executive offices at 1 Portman House, Hue Street, St. Helier, Jersey, Channel Islands, JE4 5RP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 6, 2007, Yacht Finders, Inc., a Delaware corporation (the “Company”), Geoffrey Greenwood, the record holder of approximately 96.2% of the Company’s issued and outstanding common stock (the “Seller”), entered into that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) with Fountainhead Capital Management Limited (who was also acting on behalf of La Pergola Investments Limited) (the “Purchasers”), pursuant to which the Sellers agreed to sell to the Purchasers 5,000,000 shares of the Company’s common stock for a purchase price of $512,500. At the same time, the Purchasers entered into separate Stock Purchase Agreements with seven other shareholders of the Company whereby they acquired an additional 130,000 shares for an aggregate additional consideration of $37,500 (these 5,130,000 shares are hereinafter referred to as the “Shares”). The sale represents a change of control of the Company and the Shares acquired by the Purchasers represent approximately 98.7% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis. The Shares were then issued as follows: Fountainhead Capital Management Limited - 4,350,500 shares; La Pergola Investments Limited - 769,500 shares and Gregory Sichenzia - 10,000 shares. The Stock Purchase Agreements are more fully described in a current report on Form 8-K filed by Company on November 13, 2007. The sale represents a change of control of the Company and the shares acquired by the Purchasers represent approximately 98.7% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis.

Item 4. Purpose of Transaction.

The Reporting Person has acquired its holdings from Fountainhead concurrent with Fountainhead’s purchase of the Shares pursuant to the Stock Purchase Agreements as described in Item 3 above. In connection with the Stock Purchase Agreements, there were changes to Company’s board of directors which were more fully described in the Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 4,350,500 shares, representing approximately 83.68% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 4,350,500 shares.

(c)	The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by Company on November 13, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2007

/s/ Gisele Le Miere
Gisele Le Miere, Director

/s/ Carole Dodge
Carole Dodge, Director